Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization
Butler Animal Health Supply, LLC	Delaware
Henry Schein Practice Solutions Inc.	Utah
Henry Schein Europe, Inc.	Delaware
Henry Schein Holding GmbH1	Germany

1 Henry Schein Holding GmbH is the parent company of 31 consolidated wholly-owned subsidiaries, all of which operate in the dental distribution field outside the United States.